FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month March, 2022

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2. 3.	Other news Scrutinizer’s Report Voting Results

Item 1

OTHER NEWS

Subject: Postal Ballot - Scrutinizer’s Report and Voting results

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

This has reference to our earlier letter dated February 24, 2022 in respect of Postal Ballot Notice dated February 18, 2022. We hereby submit the below mentioned documents:

1.	Scrutinizer’s Report dated March 28, 2022 issued pursuant to the applicable provisions of the Companies Act, 2013 and rules made thereunder.

2.	Voting results in the format prescribed under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Based on the Report, we confirm that all the resolutions as contained in the Postal Ballot Notice were passed by the Members with requisite majority.

Request you take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI BANK LIMITED

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road,

Vadodara 390007, Gujarat, India

SCRUTINIZER’S REPORT ON POSTAL BALLOT

ALWYN D’SOUZA

Alwyn D’Souza & Co.

Company Secretaries

[Firm Registration No: S2003MH061200] [Peer Review Certificate No.683/2020]

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East), Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower,

Mira Road (East), Thane-401107; Tel: 022-79629822; Mob: 09820465195;

E-mail: alwyn@alwynjay.com ;Website : www.alwynjay.com

ALWYN D’SOUZA

Alwyn D’Souza & Co.

Company Secretaries

[Firm Registration No: S2003MH061200] [Peer Review Certificate No.683/2020]

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East), Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower,

Mira Road (East), Thane-401107; Tel: &NegativeTh022-79629822; Mob: 09820465195;

E-mail: alwyn@alwynjay.com ;Website : www.alwynjay.com

To,

The Chairman

ICICI Bank Limited

ICICI Bank Tower,

Near Chakli Circle,

Old Padra Road,

Vadodara 390007

Dear Sir,

RE : SCRUTINIZER’S REPORT

I, Alwyn D’Souza of Alwyn D’Souza & Co, Company Secretaries appointed as Scrutinizer by the Board of Directors of ICICI Bank Limited (“Bank”) for the purpose of scrutinizing the Postal Ballot e-voting process for seeking members assent/dissent on the resolution(s) as specified in the Postal Notice dated February 18, 2022.

I have carried out the work as Scrutinizer from the close of the remote e-voting period i.e., 5:00 p.m. IST on Sunday, March 27, 2022.

The management of the Bank is responsible to ensure the compliance with the requirements of the Companies Act, 2013 and Rules made thereunder and the various circulars issued by the Ministry of Corporate Affairs, Government of India relating to Postal Ballot and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”) relating to e-voting. My responsibility as the scrutinizer is restricted to make a scrutinizer report of the votes cast in favour/against on the resolution(s) contained in the Postal Ballot Notice dated February 18, 2022 based on the reports generated from the e-voting system provided by the National Securities Depository Limited (“NSDL”), the authorised agency engaged by the Bank to provide remote e-voting facility.

I submit my report as under:

1.
The Postal Ballot is held in compliance with the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 including any statutory modification or re-enactment thereof for the time being in force (“Act”), read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014 including any statutory modifications or re-enactments thereof for the time being in force (“Rules”), read with General Circular No.14/2020 dated April 8, 2020, General Circular No.17/2020 dated April 13, 2020 and other relevant circulars, including General Circular No.20/2021 dated December 8, 2021, issued by the Ministry of Corporate Affairs, Government of India (“MCA Circulars”) and Regulation 44 of the Listing Regulations, Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India and other applicable provisions of the Act, for the time being in force and as amended from time to time.

2.	The Bank has on February 24, 2022 sent Postal Ballot Notice through electronic mode to the members whose e-mail addresses were registered with the Bank, Registrar and Transfer Agents (“RTA”) or Central Depository Services (India) Limited (“CDSL”)/National Securities Depository Limited (“NSDL”) as on Friday, February 18, 2022. The hard copy of the Postal Ballot Notice along with Postal Ballot forms and pre-paid business envelope was not sent to the Members for the Postal Ballot in accordance with the requirements specified under the MCA Circulars.

3.	The Bank has on February 26, 2022 published an advertisement in Financial Express (all editions), Business Standard (all editions), Vadodara Samachar (Baroda edition) and Indian Express (Baroda edition).

4.	The Remote e-voting facility was provided by NSDL. The Postal Ballot remote e-voting period commenced on Saturday, February 26, 2022, at 9:00 a.m. IST and ended on Sunday, March 27, 2022 at 5:00 p.m. IST.

5.	After the time fixed for closing of the e-voting i.e., 5.00 p.m. IST on Sunday, March 27, 2022 the votes were unblocked at 5.01 p.m. IST in the presence of two witnesses who are not in the employment of the Bank, on the e-voting website of NSDL (https://www.evoting.nsdl.com) and a final electronic report was generated by me. The data generated was diligently scrutinized.

6.	The data for the purpose of verification of the number of shares was taken as of Friday, February 18, 2022 which was the relevant date (“cut-off date”) fixed for determining voting rights of the Members entitled to participate in the voting process.

7.	Pursuant to Regulation 23 of the Listing Regulations, none of the related parties of the Bank voted to approve the resolution nos. 2 to 8 of the Postal Ballot Notice.

8.	The results of the remote e-voting in respect to passing of resolutions contained in the Postal Ballot Notice dated February 18, 2022 are as under:

RESOLUTION NO. 1: SPECIAL RESOLUTION

Appointment of Ms. Vibha Paul Rishi (DIN: 05180796) as an Independent Director

(i)	Voted in favour of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
9873	5773169112	98.451

(ii)	Voted against the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
638	90825559	1.549

(iii)	Invalid votes:

Number of members whose votes were declared invalid	Number of invalid votes cast by them
-	-

RESOLUTION NO. 2: ORDINARY RESOLUTION

Material Related Party Transactions for current account deposits

(i)	Voted in favour of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
9880	5667771841	99.995

(ii)	Voted against the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
540	308527	0.005

(iii)	Invalid votes:

Number of members whose votes were declared invalid	Number of invalid votes cast by them
-	-

RESOLUTION NO. 3: ORDINARY RESOLUTION

Material Related Party Transactions for subscribing to securities issued by Related Parties and purchase of securities from Related Parties

(i)	Voted in favour of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
9784	5667349379	99.987

(ii)	Voted against the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
602	723858	0.013

(iii)	Invalid votes:

Number of members whose votes were declared invalid	Number of invalid votes cast by them
-	-

RESOLUTION NO. 4: ORDINARY RESOLUTION

Material Related Party Transactions for sale of securities to Related Parties

(i)	Voted in favour of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
9722	5666352688	99.987

(ii)	Voted against the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
646	717294	0.013

(iii)	Invalid votes:

Number of members whose votes were declared invalid	Number of invalid votes cast by them
-	-

RESOLUTION NO. 5: ORDINARY RESOLUTION

Material Related Party Transactions for fund based or non-fund based credit facilities

(i)	Voted in favour of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
9760	5667727952	99.994

(ii)	Voted against the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
604	337557	0.006

(iii)	Invalid votes:

Number of members whose votes were declared invalid	Number of invalid votes cast by them
-	-

RESOLUTION NO. 6: ORDINARY RESOLUTION

Material Related Party Transactions for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions

(i)	Voted in favour of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
9764	5667734815	99.994

(ii)	Voted against the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
604	331882	0.006

(iii)	Invalid votes:

Number of members whose votes were declared invalid	Number of invalid votes cast by them
-	-

RESOLUTION NO. 7: ORDINARY RESOLUTION

Material Related Party Transactions of reverse repurchase (reverse repo) and other permitted short-term lending transactions

(i)	Voted in favour of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
9748	5667733133	99.994

(ii)	Voted against the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
613	333723	0.006

(iii)	Invalid votes:

Number of members whose votes were declared invalid	Number of invalid votes cast by them
-	-

RESOLUTION NO. 8: ORDINARY RESOLUTION

Material Related Party Transactions for availing manpower services for certain functions/activities of the Bank from Related Party

(i)	Voted in favour of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
9786	5667336729	99.987

(ii)	Voted against the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
594	735573	0.013

(iii)	Invalid votes:

Number of members whose votes were declared invalid	Number of invalid votes cast by them
-	-

Based on the foregoing, the above Resolution(s) were passed with requisite majority.

The relevant records relating to the e-voting shall remain in my safe custody and will be handed over to the Company Secretary for preserving safely after the consideration of results and the Chairman approves and signs the Minutes.

____________________

Alwyn D’Souza

Practising Company Secretary

FCS No.5559, CP No.5137

Alwyn D’Souza & Co

Company Secretaries

[UDIN : F005559C003210255]

Mumbai, March 28, 2022

We, the undersigned witnesseth that the votes were unblocked from the e-voting website of the National Securities Depository Limited (https://www.evoting.nsdl.com) in our presence at 5.01 p.m. IST on March 27, 2022.

__________________________

Edlon Dsouza

B 508, Shree Girnar Tower CHSL, Sai Baba Nagar, Mira Road East, Thane 401107

____________________________

Krishnakant Adagale

Row House No.18, Mansi Row Co.op Hsg Soc Ltd, Kashigaon, Mira Road East, Thane 401107

Countersigned by:

For ICICI Bank Limited

______________________________

Ranganath Athreya

Company Secretary

ACS: 7356

Mumbai, March 28, 2022

Item 3

ICICI Bank Limited

Date of AGM/EGM		Through Postal Ballot
Total number of shareholders on record date/cut off date (February 18, 2022)		1,777,793
No. of shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group :		Not Applicable
Public :		Not Applicable
No of shareholders who attended the meeting through video conferencing:
Promoters and Promoter Group :		Not Applicable
Public :

Agenda-wise disclosure (to be disclosed seperately for each agenda item)		As disclosed below

Resolution required : (~~Ordinary~~/Special)		Item No.1 - Appointment of Ms. Vibha Paul Rishi (DIN:05180796) as an Independent Director

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,356,113,367	5,857,232,421	92.15	5,766,602,079	90,630,342	98.45	1.55
	Poll	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,356,113,367	5,857,232,421	92.15	5,766,602,079	90,630,342	98.45	1.55
Public - Non Institutions	E-Voting	590,381,335	6,762,250	1.15	6,567,033	195,217	97.11	2.89
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	590,381,335	6,762,250	1.15	6,567,033	195,217	97.11	2.89
Total		6,946,494,702	5,863,994,671	84.42	5,773,169,112	90,825,559	98.451	1.549

Resolution required : (Ordinary/~~Special~~)		Item No.2 - Material Related Party Transactions for current account deposits

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,356,113,367	5,661,336,509	89.07	5,661,207,509	129,000	100.00	0.00
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,356,113,367	5,661,336,509	89.07	5,661,207,509	129,000	100.00	0.00
Public - Non Institutions	E-Voting	590,381,335	6,743,859	1.14	6,564,332	179,527.00	97.34	2.66
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	590,381,335	6,743,859	1.14	6,564,332	179,527	97.34	2.66
Total		6,946,494,702	5,668,080,368	81.60	5,667,771,841	308,527	99.995	0.005

Resolution required : (Ordinary/~~Special~~)	Item No.3 - Material Related Party Transactions for subscribing to securities issued by Related Parties and purchase of securities from Related Parties

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,356,113,367	5,661,336,509	89.07	5660819759	516750	99.99	0.01
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,356,113,367	5,661,336,509	89.07	5,660,819,759	516,750	99.99	0.01
Public - Non Institutions	E-Voting	590,381,335	6,736,728	1.14	6,529,620	207,108	96.93	3.07
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	590,381,335	6,736,728	1.14	6,529,620	207,108	96.93	3.07
Total		6,946,494,702	5,668,073,237	81.60	5,667,349,379	723,858	99.987	0.013

Resolution required : (Ordinary/~~Special~~)		Item No.4 - Material Related Party Transactions for sale of securities to Related Parties

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,356,113,367	5,661,336,509	89.07	5,660,819,759	516,750	99.99	0.01
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,356,113,367	5,661,336,509	89.07	5,660,819,759	516,750	99.99	0.01
Public - Non Institutions	E-Voting	590,381,335	5,733,473	0.97	5,532,929	200,544.00	96.50	3.50
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	590,381,335	5,733,473	0.97	5,532,929	200,544	96.50	3.50
Total		6,946,494,702	5,667,069,982	81.58	5,666,352,688	717,294	99.987	0.013

Resolution required : (Ordinary/~~Special~~)		Item No.5 - Material Related Party Transactions for fund based or non-fund based credit facilities

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,356,113,367	5,661,336,509	89.07	5,661,207,509	129,000	100.00	0.00
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,356,113,367	5,661,336,509	89.07	5,661,207,509	129,000	100.00	0.00
Public - Non Institutions	E-Voting	590,381,335	6,729,000	1.14	6,520,443	208,557	96.90	3.10
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	590,381,335	6,729,000	1.14	6,520,443	208,557	96.90	3.10
Total		6,946,494,702	5,668,065,509	81.60	5,667,727,952	337,557	99.994	0.006

Resolution required : (Ordinary/~~Special~~)		Item No.6 - Material Related Party Transactions for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,356,113,367	5,661,336,509	89.07	5,661,207,509	129,000	100.00	0.00
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,356,113,367	5,661,336,509	89.07	5,661,207,509	129,000	100.00	0.00
Public - Non Institutions	E-Voting	590,381,335	6,730,188	1.14	6,527,306	202,882	96.99	3.01
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	590,381,335	6,730,188	1.14	6,527,306	202,882	96.99	3.01
Total		6,946,494,702	5,668,066,697	81.60	5,667,734,815	331,882	99.994	0.006

Resolution required : (Ordinary/~~Special~~)		Item No.7 - Material Related Party Transactions of reverse repurchase (reverse repo) and other permitted short-term lending transactions

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,356,113,367	5,661,336,509	89.07	5,661,207,509	129,000	100.00	0.00
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,356,113,367	5,661,336,509	89.07	5,661,207,509	129,000	100.00	0.00
Public - Non Institutions	E-Voting	590,381,335	6,730,347	1.14	6,525,624	204,723	96.96	3.04
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	590,381,335	6,730,347	1.14	6,525,624	204,723	96.96	3.04
Total		6,946,494,702	5,668,066,856	81.60	5,667,733,133	333,723	99.994	0.006

Resolution required : (Ordinary/~~Special~~)		Item No.8 - Material Related Party Transactions for availing manpower services for certain functions/activities of the bank from Related Party

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,356,113,367	5,661,336,509	89.07	5,660,819,759	516,750	99.99	0.01
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,356,113,367	5,661,336,509	89.07	5,660,819,759	516,750	99.99	0.01
Public - Non Institutions	E-Voting	590,381,335	6,735,793	1.14	6,516,970	218,823.00	96.75	3.25
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	590,381,335	6,735,793	1.14	6,516,970	218,823	96.75	3.25
Total		6,946,494,702	5,668,072,302	81.60	5,667,336,729	735,573	99.987	0.013

Details of Invalid Votes
Category	No. of Votes
Promoter and Promoter Group	Nil
Public - Institutions	Nil
Public - Non Institutions	Nil

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	March 28, 2022	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager